SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Info

1 (1)

Decisions of the Annual General Meeting of UPM-Kymmene Corporation

At the Annual General Meeting of UPM-Kymmene Corporation, held on March 31, 2005, the accounts of the Corporation for the year 2004 were approved and the persons responsible were discharged from liability for the financial period. According to the proposal of the Board of Directors it was decided that dividend of EUR 0.75 per share for the financial year 2004 will be paid on April 12, 2005. The record date for the dividend payment is April 5, 2005.

A new member, Ms. Wendy E. Lane, Chairman of an American investment firm Lane Holdings, Inc. was elected to the Board of Directors. In addition, Mr. Martti Ahtisaari, former President of the Republic of Finland; Mr. Michael C. Bottenheim, Master of Law, MBA; Mr. Berndt Brunow, President and CEO of Oy Karl Fazer Ab; Karl Grotenfelt, LLM, Chairman of the Board of Directors of Famigro Oy; Dr. Georg Holzhey, former Executive Vice President of UPM and Director of G. Haindl’sche Papierfabriken KGaA; Mr. Jorma Ollila, Chairman and CEO of Nokia Corporation; Ms. Françoise Sampermans, B.A., Psych., Publishing Consultant; Mr. Gustaf Serlachius, Chairman of the Board of the Gösta Serlachius Fine Arts Foundation, and Mr. Vesa Vainio, LLM were re-elected members of the Board of Directors. The term of office of members of the Board of Directors lasts until the end of the next Annual General Meeting.

The auditing company PricewaterhouseCoopers Oy was re-elected as Auditor of the Corporation.

The Board of Directors’ proposal to reduce the share capital by invalidating 8,000,000 own shares held by the company, was approved. The company’s share capital will be reduced by EUR 13.6 million.

The proposal by the Board of Directors on the buy-back of the company’s own shares was approved. A minimum of 100 and a maximum of 25,000,000 own shares will be bought back. The Annual General Meeting authorised the Board of Directors to decide on the disposal of the own shares bought back.

The proposal by the Board of Directors to authorise the Board of Directors to decide on increasing the share capital through one or several issuances of new shares and/or one or several convertible bond issues, was approved. On the basis of such issues of new shares or convertible bond loans, the share capital can be increased by a maximum of EUR 178,015,500, representing 104,715,000 new shares with a book value (equivalent value) of EUR 1.70 per share.

The proposal by the Board of Directors to issue share options to the key personnel of the UPM Group was approved. The number of share options issued will be 9,000,000, conferring entitlement to subscribe a maximum of 9,000,000 UPM-Kymmene Corporation’s shares.

UPM

Corporate Communications

March 31, 2005

UPM-Kymmene Corporation, P.O. Box 380, FIN-00101 Helsinki, Tel. +358 204 15 111, Fax +358 204 15 110

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations